UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-41559

NWTN INC.
(Translation of registrant’s name into English)

c/o Alan Nan Wu

Office 114-117, Floor 1,

Building A1,

Dubai Digital Park, Dubai Silicon Oasis,

Dubai, UAE
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

EXPLANATORY NOTE

This Amendment No. 1 to Report of Foreign Private Issuer on Form 6-K/A (the “Amendment No. 1”) of NWTN Inc., a Cayman Islands company (the “Company”), is being furnished to amend the Company’s previously furnished Report of Foreign Private Issuer on Form 6-K with the Securities and Exchange Commission on April 3, 2024 (the “Original 6-K”), in order to correct the commencement date of Leo Xi Lin’s service as Chief Financial Officer of the Company from April 1, 2023 to April 1, 2024.

Except as specifically described in this explanatory note, this Amendment No. 1 does not amend, modify or update any disclosures contained in the Original 6-K, including with respect to any events occurring after the furnishing of the Original 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 9, 2024	NWTN INC.

	By:	/s/ Alan Nan Wu
	Name:	Alan Nan Wu
	Title:	Chief Executive Officer, Executive Director and Chairman